Exhibit 12.1

Markel Corporation
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Earnings from continuing operations before income taxes	$(61,649)	$623,901	$746,709	$454,482	$351,460	$310,127
Fixed charges	106,978	143,152	132,927	131,530	125,661	102,031
Earnings from continuing operations, as adjusted	$45,329	$767,053	$879,636	$586,012	$477,121	$412,158

Fixed Charges:
Interest Expense	$97,013	$129,896	$118,301	$117,442	$114,004	$92,762
Portion of rental expense representative of interest	9,965	13,256	14,626	14,088	11,657	9,269
Fixed Charges	$106,978	$143,152	$132,927	$131,530	$125,661	$102,031

Ratio of Earnings to Fixed Charges	—	5.4	6.6	4.5	3.8	4.0
Deficiency in the coverage of fixed charges by earnings before fixed charges	$61,649	$—	$—	$—	$—	$—

Notes:

* The Company's consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.